EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

December 31, 2006

Earnings:
Income before income tax expense	$33,665
Fixed charges	25,901
Interest capitalized	(2,636)
Amortization of previously capitalized interest	22

Total	$55,952

Fixed Charges:
Interest cost and debt expense	24,572
Interest allocable to rental expense (1)	1,329

Total	$25,901

Ratio of Earnings to Fixed Charges	2.2

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

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